SUITE 2000 • 1600 WEST END AVENUE • NASHVILLE, TENNESSEE 37203 • 615.726.5600 • bakerdonelson.com

Tonya Mitchem Grindon, Shareholder
Direct Dial: 615.726.5607
Direct Fax: 615.744.5607
E-Mail Address: tgrindon@bakerdonelson.com

December 8, 2023

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Conlon Danberg

Re:
SEP Acquisition Corp.
Form S-4
Filed September 22, 2023
File No. 333-274653

To whom it may concern:

This letter is provided on behalf of SEP Acquisition Corp. (sometimes referred to herein as the “Company,” “SEPA,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 28, 2023, to Mr. R. Andrew White regarding the above-referenced Form S-4 (“Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement, dated as of November 3, 2023 (the “Amendment No. 1,” and together with the Initial Registration Statement, the “Form S-4”).  Capitalized terms used but not defined herein have the meanings assigned to them in the Form S-4.

Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the above-referenced Form S-4 (“Amendment No. 2”) with the Commission in response to the Staff’s comments and to reflect certain other changes. Please note that Amendment No. 2 includes updated financial information for the quarter ended September 30, 2023.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the comment letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the comment letter.

Amendment No. 1 filed November 3, 2023
Questions and Answers about the SEPA Stockholder Proposals.
Q. What equity stake will current SEPA Stockholders and SANUWAVE Stockholders hold in the Combined Company..., page 9.

Comment:

1.
We note your response to previous comment 4 and your disclosure on page 24: "As of October 26, 2023, the holders of approximately 95% of the outstanding SANUWAVE Warrants and 100% of the outstanding SANUWAVE Convertible Notes have committed to exchange such SANUWAVE Warrants and SANUWAVE Convertible Notes for an aggregate of 1,124,417,498 shares and 280,812,105 shares, respectively, of SANUWAVE Common Stock immediately prior to the Closing of the Business Combination." Please revise to describe any agreements entered with the holders of the SANUWAVE Warrants and SANUWAVE Convertible Notes and file them as exhibits.

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

U.S. Securities and Exchange Commission

December 8, 2023

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24, 103 and 235 of Amendment No. 2 to describe the letter agreements entered into by SANUWAVE with holders of the SANUWAVE Warrants and SANUWAVE Convertible Notes. Forms of these letter agreements also were filed as exhibits to Amendment No. 2.

Comment:

2.
We note your response to previous comment 5. Revise your disclosure to show how the per share value of the shares owned by non-redeeming shareholders specifically, not all shareholders, is diluted by each potential source of dilution. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including, as examples, the exercises of public and private warrants under each redemption scenario. Please also explain why the enterprise value for the post-combination company does not differ between redemption scenarios.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10 of Amendment No. 2 to clarify the calculation of the implied per share value across the different redemption scenarios.

Risk Factors
Risk Related to SEPA
SANUWAVE's recurring losses from operations and dependency upon future issuances of equity or other financing to fund ongoing operations..., page 66.

Comment:

3.
We note your revised disclosure in response to previous comment 14 and reissue the comment in part. Please expand on your disclosure regarding the defaults under the Senior Secured Note, Celularity Note and HealthTronics Note to discuss the specific risks resulting from defaulting under these notes. This discussion should include an explanation of the reason for the defaults, whether you have the ability to cure the defaults under the terms of the notes and any plans to regain compliance with the terms of the notes. Please note whether there are any other consequences to being in default under the notes other than accruing default interest. Finally, please note whether the lenders have the ability to accelerate the principal amounts outstanding under the notes during a default and whether you have had any discussions with the lenders regarding the defaults.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 67 of Amendment No. 2 to provide the additional information noted in the comment with respect to SANUWAVE’s existing defaults under the Senior Secured Note, the Celularity Note and the HealthTronics Note and the risks related thereto.

U.S. Securities and Exchange Commission

December 8, 2023

Proposal 2: The Business Combination Proposal
Background of the Business Combination, page 110.

Comment:

4.
We note your response to previous comment 19 and reissue the comment in part. You state that SEPA's bid submitted on June 6, 2023 consisted of a non-binding LOI that was negotiated by the parties over the coming days. Please discuss the terms of the LOI as it was submitted on June 6, 2023 in addition to discussing the terms that were subsequently negotiated.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 112 and 113 of Amendment No. 2 to disclose the specific terms of the LOI submitted to SANUWAVE on June 6, 2023 and how the terms  of the LOI executed on June 22, 2023 differed from the terms of the LOI submitted to SANUWAVE on June 6, 2023 based upon negotiations between the Company and SANUWAVE during that time period.

Comment:

5.
We note your revised disclosure in response to previous comment 20 and reissue the comment. Please expand on this disclosure to note why SANUWAVE terminated Cohen’s engagement as financial advisor, including why SANUWAVE is asserting the termination was for cause and why Cohen is disputing the cause of the termination.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on page 114 of Amendment No. 2 accordingly.

Overview of Key Assumptions and Inputs, page 119.

Comment:

6.
We note your revised disclosure in response to previous comment 27 and the description of the key operating forecasts added to page 118. Please revise to state the assumptions underlying these forecasts. Additionally, please revise to state the basis for the total estimated combined gross margin of 75% for UltraMIST systems and applicators.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121 to specify the assumptions underlying the forecasts and to clarify the basis for the total combined gross margin for UltraMIST systems and consummables.

Comment:

7.
We note your revised disclosure in response to previous comment 28 and reissue the comment in part. Please state whether any companies or transactions meeting ValueScope's criteria were excluded from the list of 33 comparable public companies and 35 comparable transactions.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 123 to specify that no transactions or companies were excluded from the list of 33 comparable public companies and 35 comparable transactions.

U.S. Securities and Exchange Commission

December 8, 2023

Unaudited Pro Forma Condensed Combined Financial Information
The Merger and Related Transactions, page 156.

Comment:

8.
As previously requested in prior comment 33, please expand your disclosures regarding the merger consideration to SANUWAVE security holders to include a description of the shares to be issued to settle SANUWAVE convertible notes. In this regard, we note footnote d only discusses the SANUWAVE convertible notes that are not converting as part of the merger transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes on page 159 of Amendment No. 2 to expand the disclosures regarding the Merger Consideration to SANUWAVE Security Holders and to include a description of the shares to be issued to settle SANUWAVE Convertible Notes in subsection (d), such that the holders of SANUWAVE Convertible Notes that have been exchanged for shares of SANUWAVE Common Stock, as of immediately prior to the Effective Time, will receive the same Merger Consideration as the SANUWAVE Stockholders pursuant to subsection (a) therein.

Comment:

9.
As previously requested in prior comment 34, please revise your tabular presentation for the ownership of SEPA Common Stock following the Merger to separately present those shares that will be outstanding following the Merger from those shares associated with dilutive instruments (e.g., warrants and options) and the SANUWAVE Convertible Promissory Notes payable, Convertible Promissory Notes payable, related parties along with the associated accrued interest that are not converting at closing and will remain outstanding. In this regard, it is unclear why a portion of the total Merger Consideration of 7,793,000 shares of Class A Common Stock is not allocated to the SANUWAVE Convertible Promissory Notes payable, Convertible Promissory Notes payable, related parties along with the associated accrued interest. Finally, address the inconsistency in your disclosures here with the disclosures on pages 24 and 234 that indicate 100% of the outstanding SANUWAVE Convertible Notes have committed to be exchanged in connection with the merger transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes to the disclosures on page 161 of Amendment No. 2 to describe and disclose in a tabular presentation the shares underlying dilutive securities that will not be exercised or converted into shares of Class A Common Stock in connection with the Merger by type of security and holder and will remain on the unaudited pro forma condensed combined balance sheet at Closing. The Company respectfully informs the Staff that the disclosures on pages 160 and 161 indicating 100% of the outstanding SANUWAVE convertible notes have committed to be exchanged in connection with the merger transaction is accurate because the defined term “SANUWAVE Convertible Notes” excludes outstanding SANUWAVE convertible promissory notes that will be paid in full or otherwise settled at or prior to the Closing, including the HealthTronics Note and the Celularity Note.  On October 31, 2023, SANUWAVE entered into a letter agreement with HealthTronics, pursuant to which SANUWAVE agreed to pay HealthTronics the remaining unpaid principal amount under the HealthTronics Note by the earlier of the Closing or March 31, 2024 in exchange for HealthTronics’ agreement to release all claims against SANUWAVE related to the HealthTronics Note. SANUWAVE intends to enter into an agreement with Celularity to settle all amounts owed pursuant to the Celularity Note prior to the Closing.

U.S. Securities and Exchange Commission

December 8, 2023

Financing Transaction, page 157.

Comment:

10.
Please expand your disclosures regarding the PIPE Investment to clarify that SEPA and SANUWAVE intend to enter into subscription agreements with investors however you have not obtained any commitments in the PIPE Investment to date, if correct. Also explain the impact if you are unable to obtain any or sufficient subscriptions in the PIPE Investment to the transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 159 and 160 of Amendment No. 2 to provide that there are currently no commitments in the PIPE Investment and to explain the potential effects on the Merger if the parties are unable to obtain any or sufficient subscriptions in the PIPE Investment.

Note 4. Net Loss per Share, page 168.

Comment:

11.
We note the expanded disclosure you provided in response to prior comment 40. Please revise the disclosure for the excluded securities associated with SANUWAVE to disclose the share amounts for the underlying SEPA shares of common stock, as the presentation assumes that the transaction occurred as of January 1, 2022. Also, tell us why you have included the SANUWAVE warrants and options that are converting into SEPA warrants and options at closing in the weighted average shares outstanding of common stock in calculating basic loss per share for each period presented. In this regard, we note the shares associated with these instruments are not included in the excluded securities.

Response:

The Company respectfully acknowledges the Staff’s comment and has made changes on page 173 of Amendment No. 2 to revise the disclosure for the excluded securities associated with SANUWAVE to disclose the share amounts for the underlying shares of Class A Common Stock. The Company respectfully informs the Staff that only in-the-money SANUWAVE Warrants which will convert into shares of SANUWAVE Common Stock immediately prior to the Closing are included in the weighted average shares outstanding. Additionally, the Company respectfully informs the Staff that the outstanding SANUWAVE Options, all of which are out-of-the-money and not converting at Closing, have been excluded in the weighted average shares outstanding.

Information about SANUWAVE Our Products and Technologies
PACE Technology for Regenerative Medicine, page 183.

Comment:

12.
We note your revised disclosure in response to previous comment 43 that "[c]ompleted clinical trials using SANUWAVE products include studies of the effects of shockwaves on the following conditions: plantar fasciitis, lateral epicondylitis, 5th metatarsal bone fracture, delayed union/non-union conditions of long bones, diabetic foot ulcers, oxygen saturation, burns, venous leg ulcers, pressure ulcers, and ischemia." Please expand on this statement to fully describe the clinical studies you have conducted to date.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages 188 and 189 of Amendment No. 2 to more fully describe the clinical studies SANUWAVE has conducted to date.

U.S. Securities and Exchange Commission

December 8, 2023

Manufacturing and Suppliers, page 185.

Comment:

13.
We note your response to previous comment 47 that "SANUWAVE maintains and continuously develops new relationships with an active network of third-party manufacturers and suppliers, in addition to its current manufacturers and suppliers. Therefore, SANUWAVE believes that alternative manufacturers and suppliers offering similar components are available on an as-needed basis and could be engaged in a reasonable period of time." Your risk factor disclosure on page 70 states that "[m]any of SANUWAVE’s product component materials are only produced by a single supplier for such product component, and the loss of any of these suppliers could result in a disruption in SANUWAVE’s production. If this were to occur, it may be difficult to arrange a replacement supplier because certain of these materials may only be available from one or a limited number of sources" and that "[e]stablishing additional or replacement suppliers for these materials may take a substantial period of time, as certain of these suppliers must be approved by regulatory authorities." Please reconcile these statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of Amendment No. 2 to more fully describe SANUWAVE’s current supply chain risks.  While SANUWAVE purchases certain product components from single suppliers, as previously noted, SANUWAVE maintains and continuously develops new relationships with an active network of third-party manufacturers and suppliers, in addition to its current manufacturers and suppliers.  As a result, SANUWAVE believes that alternative manufacturers and suppliers offering similar components are available on an as-needed basis and could be engaged in a reasonable period of time.  However, despite its efforts, SANUWAVE cannot guarantee that similar components will be available during any possible supply chain disruption, and thus SANUWAVE believes that risk factor disclosure on this matter continues to be appropriate.

Intellectual Property
Patents, page 188.

Comment:

14.
We note your response to previous comment 46 and your disclosure that "[i]n August 2020, we entered into an asset purchase agreement with Celularity Inc. (“Celularity”), pursuant to which we acquired all of Celularity’s assets related to the MIST Therapy System and UltraMIST System, including all intellectual property and trademarks related to MIST and UltraMIST." Please expand on this disclosure to also discuss the License and Marketing Agreement entered into with Celularity on August 6, 2020 and to describe the material terms of this agreement. Your disclosure should clarify what intellectual property rights were acquired outright under the Asset Purchase Agreement and what rights are being licensed under the License and Marketing Agreement. In light of the May 2021 notification alleging non-compliance with the license agreement with Celularity, please also clarify the allegations of non-compliance, if the assets covered by the license agreement are material to your business and how your business could be impacted by any such non-compliance.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 194 of Amendment No. 2 to more fully describe SANUWAVE’s License and Marketing Agreement and Asset Purchase Agreement with Celularity.

U.S. Securities and Exchange Commission

December 8, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of SANUWAVE
Results of Operations, page 198.

Comment:

15.
We note the expanded disclosures you provided in response to prior comment 50 for your interim period. We further note that revenues are comprised of the sale of consumables and parts and also systems. Please expand your analysis of revenues for each comparative period presented to discuss any changes in volume and pricing for each of your products and to also quantify the extent to which these changes in volume and pricing had on revenues recognized. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and has expanded the disclosure on pages 203 and 204 of Amendment No. 2 accordingly.

SEP Acquisition Corp.
Note 2. Summary of Significant Accounting Policies
Net Income (Loss) Per Common Share, page F-36.

Comment:

16.	Please note that we are continuing to consider your response to prior comment 53 and may have further comment.

Response:

The Company respectfully acknowledges the Staff’s comment.

Exhibits and Financial Statement Schedules, page II-2.

Comment:

17.
Exhibit 10.42 to the Registration Statement appears to be a description of the agreement filed in a Current Report on Form 8-K rather than a copy of the underlying agreement. Please revise the hyperlink to include a copy of the agreement being filed.

Response:

The Company respectfully acknowledges the Staff’s comment. SANUWAVE has determined that the Joint Venture Agreement, dated December 13, 2019, by and among SANUWAVE, Universus Global Advisors LLC, Versani Health Consulting Consultoria Em Gestao De Negocios Eireli, and the IDIC Group (the “JV Agreement”), is no longer a material agreement, as SANUWAVE has received only nominal revenues pursuant to the JV Agreement since 2020.  As a result, the JV Agreement has been removed from the exhibit index in Amendment No. 2.

U.S. Securities and Exchange Commission

December 8, 2023

Comment:

18.
We note your response to previous comment 16. Please revise to file the amendment to the Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and Servicing and Repairs filed as Exhibit 10.33 and describe this agreement and the amendment in the Information about SANUWAVE section.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of Amendment No. 2 to describe the Agreement for Purchase and Sale, Limited Exclusive Distribution and Royalties, and Servicing and Repairs and the amendment to such agreement.  The Company has also added the amendment to the exhibit index in Amendment No. 2.

The Company respectfully believes that the modifications contained in Amendment No. 2 to the Form S-4 to address comments #1-18 are responsive to the Staff’s comments. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (615) 726-5607.

Sincerely,
/s/ Tonya Mitchem Grindon
Tonya Mitchem Grindon